UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

October 22, 2003
Date of Report (Date of earliest event reported)

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	0-13163	71-0581897
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	72203-8180
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: 501-342-1000

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c)   Exhibits

99.1   Press Release dated October 22, 2003

ITEM 9. REGULATION FD DISCLOSURE.

See Item 12.   Results of Operations and Financial Condition.

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On October 22, 2003, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the quarter ending September 30, 2003. The Company will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a measure of free cash flow. Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that while free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, it nevertheless provides a useful measure of operating performance for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

The attached press release contains a quantitative reconciliation of free cash flow to the comparable GAAP measure, operating cash flow. This non-GAAP financial measure may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 22, 2003

ACXIOM CORPORATION

By:____/s/ Catherine L. Hughes_____
Name: Catherine L. Hughes
Title: Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated October 22, 2003.

For more information, contact:
Robert S. Bloom
Financial Relations Leader
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom® Announces Second-Quarter Financial Results
Strong Cash Flow Continues

LITTLE ROCK, Ark. — **October 22, 2003** — Acxiom® Corporation (Nasdaq: ACXM) today announced revenue and earnings results for the second quarter ended September 30, 2003. Revenue of $241.1 million and diluted earnings per share of $.13 compares to the Company's previous estimate of $240 million to $245 million in revenue and $.13 to $.15 in diluted earnings per share. Operating cash flow of $49.9 million and free cash flow of $35.8 million exceeded internal expectations. For the last twelve months, operating cash flow has totaled $238 million and free cash flow has totaled $178 million. Acxiom will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

"Our financial results continued to be impacted by a less than robust economic environment," Company Leader Charles D. Morgan said. "However, there are several positives at work in our business. Our cash flow remains strong and the new business pipeline continues to grow. As we meet with more of our clients about our new grid-based solution architecture, the excitement continues to grow as they come to understand the improvements it will bring to their business. We believe this offering will attract new clients and will lead existing clients to increase their business with us."

Highlights of Acxiom's second-quarter performance include:

- Operating cash flow of $49.9 million and free cash flow of $35.8 million, marking the ninth consecutive quarter of strong cash flow performance for the Company. The free cash flow of $35.8 million is a non-GAAP financial measure and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this release.

- New contracts that will deliver $16 million in annual revenue and renewals that total $6 million in annual revenue.

- Committed new deals in the pipeline that are expected to generate $60 million in annual revenue.

Outlook

The financial projections stated today are based on the Company's current expectations. These projections are forward looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future.

The forecast is based on the assumption that there will be no substantial change in the general economic environment for the remainder of the 2004 fiscal year ending March 31, 2004. For the last six months of the 2004 fiscal year, the Company expects revenue of $500 million to $520 million and earnings per share of $.40 to $.42. The Company also may benefit from one-time items during the last six months of the fiscal year, which could add another $.05 or more to its earnings per share.

Including one-time items recorded in the first quarter and anticipated in the last six months of the fiscal year, the Company estimates earnings per share in the range of $.70 to $.78, operating cash flow of $195 million, free cash flow of $135 million and revenue of approximately $980 million to $1 billion for the 2004 fiscal year ending March 31, 2004.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States, and in the United Kingdom, France Australia and Japan.

This release and the scheduled conference call include a discussion of free cash flow, a non-GAAP financial measure. There is a reconciliation of this measure to the comparable GAAP measure, operating cash flow, attached to this press release.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially; such statements include but are not necessarily limited to the following: 1) that the projected revenue, earnings, earnings per share, operating cash flow and free cash flow referred to under the caption "Outlook" above will meet or exceed the estimated amount; 2) that the business pipeline and that our current cost structure will allow the Company to continue to meet or exceed revenue, earnings and cash flow projections; 3) that new contracts and contract renewals will generate the indicated amounts of revenue; 4) that the Company has committed new deals in the pipeline that are expected to deliver the indicated amounts; 5) that Acxiom is well positioned for success going forward; 6) that the future results of the Company will be within the indicated ranges; 7) that there will be no substantial change in the general economic environment for the remainder of the 2004 fiscal year, ending March 31, 2004; 8) that the Company will continue to use cash to repurchase stock and reduce debt and 9) that new products and services will produce the expected results. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that certain contracts may not be closed or closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that economic or other conditions might lead to a reduction in demand for the Company's products and services;

the possibility that the current economic slowdown may worsen and/or persist for an unpredictable period of time; the possibility that economic conditions will not be as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the fair value of certain assets of the company may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the continued ability to attract and retain qualified technical and leadership associates and the possible loss of associates to other organizations; the ability to properly motivate the sales force and other associates of the Company; the ability to achieve cost reductions and avoid unanticipated costs; the continued availability of credit upon satisfactory terms and conditions; the introduction of competent, competitive products, technologies or services by other companies; potential pricing pressure due to market conditions and/or competitive products and services; changes in consumer or business information industries and markets; the Company's ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the difficulties encountered when entering new markets or industries; changes in the legislative, accounting, regulatory and consumer environments affecting the Company's business including but not limited to litigation, legislation, regulations and customs relating to the Company's ability to collect, manage, aggregate and use data; data suppliers might withdraw data from the Company, leading to the Company's inability to provide certain products and services; short-term contracts affect the predictability of the Company's revenues; the possibility that the amount of ad hoc, volume based and project work will not be as expected; the potential loss of data center capacity or interruption of telecommunication links or power sources; postal rate increases that could lead to reduced volumes of business; customers that may cancel or modify their agreements with the Company; the potential disruption of the services of the United States Postal Service, their global counterparts and other delivery systems; the successful integration of any acquired businesses; and other competitive factors. With respect to the providing of products or services outside the Company's primary base of operations in the U.S., all of the above factors and the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in the Company's periodic reports and registration statements filed with the United States Securities and Exchange Commission. Acxiom believes that it has the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. Acxiom undertakes no obligation to update the information contained in this press release or any other forward-looking statement.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended September 30,	
	2003	2002
Revenue	241,095	235,396
Operating costs and expenses:		
Salaries and benefits	80,522	75,050
Computer, communications and other equipment	64,106	63,829
Data costs	32,224	29,787
Other operating costs and expenses	41,527	43,197
Gains, losses and nonrecurring items, net	-	(4,102)
Total operating costs and expenses	218,379	207,761
Income from operations	22,716	27,635
Other income (expense):		
Interest expense	(4,889)	(5,068)
Other, net	121	1,551
	(4,768)	(3,517)
Earnings before income taxes	17,948	24,118
Income taxes	6,730	8,592
Net earnings	11,218	15,526
Earnings per share:		
Basic	0.13	0.18
Diluted	0.13	0.17

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

| | For the Six Months Ended September 30, | |
	2003	2002
Revenue	477,777	460,802
Operating costs and expenses:		
Salaries and benefits	169,269	149,842
Computer, communications and other equipment	130,392	126,855
Data costs	62,471	58,731
Other operating costs and expenses	82,703	80,610
Gains, losses and nonrecurring items, net	(1,008)	(4,559)
Total operating costs and expenses	443,827	411,479
Income from operations	33,950	49,323
Other income (expense):		
Interest expense	(9,654)	(10,395)
Other, net	886	1,542
	(8,768)	(8,853)
Earnings before income taxes	25,182	40,470
Income taxes	2,701	14,479
Net earnings	22,481	25,991
Earnings per share:		
Basic	0.26	0.29
Diluted	0.25	0.28

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

| | For the Three Months Ended September 30, | | For the Six Months Ended September 30, | |
	2003	2002	2003	2002
Basic earnings per share:				
Numerator - net earnings	11,218	15,526	22,481	25,991
Denominator - weighted-average shares outstanding	85,236	88,481	85,839	88,131
Basic earnings per share	0.13	0.18	0.26	0.29
Diluted earnings per share:				
Numerator:				
Net earnings	11,218	15,526	22,481	25,991
Interest expense on convertible bonds (net of tax benefit)	1,026	1,050	2,051	2,100
	12,244	16,576	24,532	28,091
Denominator:				
Weighted-average shares outstanding	85,236	88,481	85,839	88,131
Dilutive effect of common stock options and warrants	1,937	2,354	1,770	2,411
Dilutive effect of convertible debt	9,589	9,589	9,589	9,589
	96,762	100,424	97,198	100,131
Diluted earnings per share	0.13	0.17	0.25	0.28

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended September 30,	
	2003	2002
Services	184,068	178,893
Data and Software Products	46,755	45,059
I. T. Management	60,967	56,907
Intercompany eliminations	(50,695)	(45,463)
Total Revenue	241,095	235,396

	For the Six Months Ended September 30,	
	2003	2002
Services	359,760	348,262
Data and Software Products	87,910	83,431
I. T. Management	122,912	113,368
Intercompany eliminations	(92,805)	(84,259)
Total Revenue	477,777	460,802

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	September 30, 2003	March 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 3,649	$ 5,491
Trade accounts receivable, net	185,402	189,704
Deferred income taxes	46,056	46,056
Refundable income taxes	-	2,576
Other current assets	40,276	45,288
Total current assets	275,383	289,115
Property and equipment	427,169	389,168
Less - accumulated depreciation and amortization	206,798	180,862
Property and equipment, net	220,371	208,306
Software, net of accumulated amortization	64,711	63,095
Goodwill	223,765	221,184
Purchased software licenses, net of accumulated amortization	158,975	161,432
Unbilled and notes receivable, excluding current portions	14,093	20,249
Deferred costs, net of accumulated amortization	118,360	108,444
Other assets, net	27,060	21,421
	$ 1,102,718	$ 1,093,246
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	47,816	29,491
Trade accounts payable	30,726	28,760
Accrued merger, integration and impairment costs	30	584
Accrued payroll and related expenses	14,841	14,234
Other accrued expenses	39,059	38,689
Deferred revenue	52,811	59,907
Income taxes	8,399	-
Total current liabilities	193,682	171,665
Long-term obligations:		
Long-term debt and capital leases, net of current installments	252,723	233,843
Software and data licenses, net of current installments	54,398	55,834
Total long-term obligations	307,121	289,677
Deferred income taxes	62,606	69,348
Commitments and contingencies		
Stockholders' equity:		
Common stock	9,068	9,015
Additional paid-in capital	339,971	333,715
Retained earnings	276,039	253,558
Accumulated other comprehensive loss	(651)	(2,911)
Treasury stock, at cost	(85,118)	(30,821)
Total stockholders' equity	539,309	562,556
	$ 1,102,718	$ 1,093,246

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2001	Qtr ended 9/30/2001	Qtr ended 12/31/2001	Qtr ended 3/31/2002	Yr ended 3/31/2002
Net cash provided by operating activities	(39,280)	69,300	60,493	60,092	150,605
Proceeds received from disposition of assets	127	-	-	46	173
Capitalized software	(5,935)	(5,464)	(5,832)	(6,890)	(24,121)
Capital expenditures	(8,789)	-	(2,612)	(3,474)	(14,875)
Deferral of costs	(8,690)	(18,012)	(14,077)	(7,352)	(48,131)
Proceeds from sale and leaseback transaction	-	1,964	4,035	-	5,999
Free cash flow	(62,567)	47,788	42,007	42,422	69,650

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003		Forecast Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909		195,000
Proceeds received from disposition of assets	506	192		-
Capitalized software	(6,335)	(7,296)		(28,000)
Capital expenditures	(1,588)	(3,036)		(15,000)
Deferral of costs	(6,026)	(4,006)		(17,000)
Free cash flow	34,682	35,763		135,000

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

| | For the Three Months Ended September 30, | |
	2003	2002
Cash flows from operating activities:		
Net earnings	11,218	10,465
Non-cash operating activities:		
Depreciation and amortization	37,140	28,174
Loss (gain) on disposal or impairment of assets, net	-	-
Deferred income taxes	-	7,552
Changes in operating assets and liabilities:		
Accounts receivable	(1,199)	85
Other assets	6,765	34,079
Accounts payable and other liabilities	(3,600)	(19,546)
Merger, integration and impairment costs	(415)	(566)
Net cash provided by operating activities	49,909	60,243
Cash flows from investing activities:		
Proceeds received from the disposition of assets	192	45
Capitalized software	(7,296)	(8,652)
Capital expenditures	(3,036)	(1,916)
Investments in joint ventures and other companies	-	(1,052)
Deferral of costs	(4,006)	(3,240)
Payments received from investments	159	-
Net cash paid in acquisitions	-	(772)
Net cash used by investing activities	(13,987)	(15,587)
Cash flows from financing activities:		
Proceeds from debt	29,286	73,707
Payments of debt	(50,233)	(127,972)
Sale of common stock	3,859	6,168
Acquisition of treasury stock	(20,032)	-
Net cash used by financing activities	(37,120)	(48,097)
Effect of exchange rate changes on cash	(15)	44
Net increase (decrease) in cash and cash equivalents	(1,213)	(3,397)
Cash and cash equivalents at beginning of period	4,862	5,676
Cash and cash equivalents at end of period	3,649	2,279
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	6,794	6,751
Income taxes	(2,533)	(375)
Noncash investing and financing activities:		
Note received in exchange for sale of operations	-	736
Issuance of warrants	-	1,317
Enterprise software licenses acquired under long-term obligation	991	-
Acquisition of property and equipment under capital lease	14,531	-
Construction of asset under construction loan	2,610	-

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Six Months Ended September 30,	
	2003	2002
Cash flows from operating activities:		
Net earnings	22,481	25,991
Non-cash operating activities:		
Depreciation and amortization	71,036	56,259
Gain disposal or impairment of assets, net	(1,008)	(51)
Deferred income taxes	(6,742)	7,552
Changes in operating assets and liabilities:		
Accounts receivable	4,810	(6,907)
Other assets	8,826	45,966
Accounts payable and other liabilities	(815)	(13,752)
Merger, integration and impairment costs	(554)	(1,369)
Net cash provided by operating activities	98,034	113,689
Cash flows from investing activities:		
Proceeds received from the disposition of operations	7,684	259
Proceeds received from the disposition of assets	698	200
Payments received from investments	1,360	-
Capitalized software	(13,631)	(17,610)
Capital expenditures	(4,624)	(4,916)
Investments in joint ventures and other companies	(5,000)	(1,052)
Deferral of costs	(10,032)	(7,348)
Proceeds from sale and leaseback transaction	-	7,729
Net cash paid in acquisitions	-	(8,272)
Net cash used by investing activities	(23,545)	(31,010)
Cash flows from financing activities:		
Proceeds from debt	82,473	82,516
Payments of debt	(110,888)	(156,700)
Sale of common stock	6,709	12,141
Acquisition of treasury stock	(54,697)	-
Net cash used by financing activities	(76,403)	(62,043)
Effect of exchange rate changes on cash	72	80
Net increase (decrease) in cash and cash equivalents	(1,842)	20,716
Cash and cash equivalents at beginning of period	5,491	5,676
Cash and cash equivalents at end of period	3,649	26,392
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	10,302	13,453
Income taxes	(1,556)	(40,281)
Noncash investing and financing activities:		
Acquisition of land in exchange for debt	2,698	-
Acquisition of data under long-term obligation	18,340	-
Note received in exchange for sale of operations	-	736
Issuance of warrants	-	1,317
Enterprise software licenses acquired under long-term obligation	9,212	2,828
Acquisition of property and equipment under capital lease	31,334	2,310
Construction of asset under construction loan	2,610	-